UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	☐	No	☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	☐	No	☒

Investor Relations PRESS RELEASE

Form 6-K Disclosure

Mexico City, January 26, 2018 — Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) is furnishing this Current Report on Form 6-K to disclose that the Company’s management, in consultation with the Audit Committee of the Company’s board and after discussions with PricewaterhouseCoopers, S.C. (“PwC”), the Company’s independent registered public accounting firm, has concluded that certain material weaknesses in the Company’s internal control over financial reporting existed as of December 31, 2016.  As a result, the report of management on the effectiveness of the Company’s internal control over financial reporting, our conclusion regarding the effectiveness of disclosure controls or procedures, and PwC’s audit report (each included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016) should no longer be relied upon for the reasons described below.

The material weaknesses in the Company’s internal control over financial reporting related to (i) the design and maintenance of effective controls over certain information technology controls which support systems that are relevant to the provisioning, updating and deleting of users’ access to those systems, the periodic review of users’ access to these systems, developers’ access to certain of these systems and appropriate segregation of duties; (ii) the design and maintenance of effective controls over segregation of duties within the accounting system, including certain individuals with the ability to gain access to prepare and post journal entries across substantially all key accounts of the Company without an independent review performed by someone other than the preparer; and (iii) ineffective controls with respect to the accounting for certain revenue and related accounts receivable in our cable companies and content division.

There is no indication that any of these deficiencies resulted in improper activities or inaccuracies in our financial statements.   The Company’s management has not identified, and PwC has not identified to the Company, any adjustments to our previously filed financial statements.

The Company initiated remediation efforts with respect to these material weaknesses promptly after the identification thereof.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company plans to amend its Form 20-F for the fiscal year ended December 31, 2016, following completion of further procedures and analysis with respect to the financial statements contained therein, consistent with the above disclosures.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information — Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations:

Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx

Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:

Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx

María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: January 26, 2018	By:	/s/ Joaquin Balcárcel Santa Cruz
Name: Joaquin Balcárcel Santa Cruz
Title: General Counsel